Filed by Terra Nova Royalty
Corporation pursuant to Rule 425 under
the Securities Act of 1933
Subject Company: Terra Nova Royalty
                                  Corporation
Commission File No.: 001-04192

NEWS RELEASE

Corporate Terra Nova Royalty Corp Rene Randall 1 (604) 683-8286 ex 224 rene.randall@terranovaroyalty.com	Investors Allen & Caron Inc. Joseph Allen 1 (212) 691-8087 joe@allencaron.com	Media Allen & Caron Inc. Len Hall 1 (949) 474-4300 len@allencaron.com
TERRA NOVA ROYALTY CORPORATION ANNOUNCES COMPLETION OF
ACQUISITION OF MASS FINANCIAL CORP.
NEW YORK (December 27, 2010) . . . Terra Nova Royalty Corporation (NYSE: TTT) (“Terra Nova”) is pleased to announce that, further to its news release dated November 16, 2010, it has, though a wholly-owned subsidiary, acquired all of the remaining outstanding class A common shares (the “Mass Shares”) of Mass Financial Corp. (“Mass”) that were not tendered pursuant to Terra Nova’s tender offer, which expired on November 8, 2010. Subsequent to the acquisition, Terra Nova effected the amalgamation of Mass and TTT Acquisition Corp., its wholly owned subsidiary.
In order to receive common shares of Terra Nova, registered holders, who have not already done so, must send their Mass Share certificates, along with a completed letter of transmittal, to BNY Mellon Shareowner Services (“BNY Mellon”). If you have any questions or if a share certificate has been lost, destroyed or mutilated, you should contact BNY Mellon at 1-866-329-3465.
About Terra Nova
Terra Nova Royalty Corporation is active in a broad spectrum of activities related to the integrated combination of natural resources including a royalty, trading and proprietary investing.
Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Mass. Terra Nova filed a Registration Statement on Form F-4, as amended, with the Securities and Exchange Commission (“SEC”) in connection with the Offer and proposed acquisition of Mass. These documents contain important information about the transaction and should be read before any decision is made with respect to the Offer. Investors and stockholders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

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In addition to the Registration Statement on Form F-4 and the related offer materials, Terra Nova files or furnishes annual, quarterly and special reports, and other information with the SEC. You may read and copy any reports, statements or other information filed or furnished by Terra Nova at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Terra Nova’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.
Forward-Looking Statements
This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.
Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Terra Nova to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of Terra Nova to differ materially from the expectations of Terra Nova include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate Mass’s operations and programs with those of Terra Nova, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of Mass, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.
Other than in accordance with its legal or regulatory obligations, Terra Nova is not under any obligation and Terra Nova expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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